July 12, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, D.C. 20549-1004

Attn:    Document Control -EDGAR
         Attn: Zandra Bailes

RE:      IDS Life of New York Variable Annuity Account
         File No. 333-41002
         N-4 filed and accepted on 7/7/00, Accession Number 0000820027-00-000603


Dear Ms. Bailes,

We inadvertently filed the above document under the wrong form type N-4. It should have been filed under form type N-4/A. Please withdraw the filing and delete the new file number 333-41002 that was assigned.

We appreciate your help and please accept our apologies for any inconvenience that this may have caused.

Sincerely,



/s/ Mary Ellyn Minenko
Mary Ellyn Minenko
Vice President and Group Consel